UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2003
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant: Crow Technologies 1977 Ltd.

Former Name if Applicable: Bari Trust Investments Ltd.

Address of Principal Executive Office (Street and Number): 57 Hamelacha Street

City, State and Zip Code: Holon 58855, Israel

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) (b) (c)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company could not complete its filing on Form 20-F for the period ended December 31, 2003 due to a delay in obtaining and compiling financial and other information required to be included in the Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain such information and file its annual report on Form 20-F no later than July 15, 2004.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jacob Batchon	972-3	5569937

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crow Technologies 1977 Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2004	BY: /S/ Shmuel Melman —————————————— Shmuel Melman, CEO